EXHIBIT 99.1

Himax Technologies Schedules Fourth Quarter 2008 and Year-End Financial Results Conference Call

TAINAN, Taiwan, Jan. 21, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) today announced it will hold a conference call with investors and analysts on Thursday, February 19, 2009 at 7:00 a.m. Taiwan time (Wednesday, February 18 at 6:00 p.m. U.S. Eastern Time) to discuss the Company's fourth quarter 2008 and year-end financial results.

The news release announcing the fourth quarter 2008 and year-end financial results will be disseminated in New York on February 18, 2009 after the Nasdaq stock market closes.

The dial-in numbers for the live audio call are +1-201-689-8560 (international) or +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on Himax's website at www.himax.com.tw.

A replay of the call will be available beginning two hours after the call through 1:00 p.m. Taiwan time on Thursday, February 26, 2009 (12:00 a.m U.S. Eastern Time, Thursday, February 26) at www.himax.com.tw and by telephone at +1-201-612-7415 (international) or +1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the conference ID number is 309790.

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include LCD TV chipset solution, power management ICs and LCOS microdisplays. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company's SEC filings, including its Form 20-F dated June 22, 2007, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com